MATERIAL CHANGE REPORT

Material Change Report under Section 146(1) of the *Securities A* ... the *Securities Act* (Ontario), Section 81(2) of the *Securities Act* (Nova Sc ... *ities Act* (British Columbia), Section 84(1)(b) of the *Securities Act* (Saskatchewan), Section ... the *Securities Act* (Quebec), Section 76(2) of the *Securities Act* 1990 (Newfoundland).

1. **Reporting Issuer:**

APF Energy Trust

Address: 2100, 144 – 4th Avenue S.W.
Calgary, Alberta T2P 3N4

2. **Date of Material Change:**

May 30, 2002

3. **Publication of the Material Change:**

News Release issued: May 31, 2002
Canada Newswire

4. **Summary of Material Change:**

APF Energy Inc. ("APF") acquired all of the outstanding common shares of Kinwest Resources Inc. ("Kinwest") and its joint venture partner, 987687 Alberta Ltd. ("987687") in accordance with an Arrangement Agreement dated April 16, 2002 among APF Energy Trust (the "Trust"), APF and Kinwest Resources Inc. (the "Arrangement Agreement") and a share purchase agreement dated April 16, 2002 among the vendors of shares of 987687, APF and the Trust (the "Share Purchase Agreement"), in a transaction totaling approximately $57 million. APF, Kinwest and 987687 have been amalgamated (the "Amalgamation") under the name "APF Energy Inc." The acquisition was previously disclosed in a material change report dated April 24, 2002.

5. **Full Description of Material Change:**

On May 30, 2002, APF acquired all of the outstanding shares of Kinwest and of 987687 in accordance with the Arrangement Agreement and the Share Purchase Agreement and the Amalgamation was effective May 30, 2002. The aggregate purchase price was $47.5 million, paid in part by cash and the issuance of Trust Units of the Trust at a deemed price of $10.15 per unit and Trust Warrants to acquire Trust Units. As a result, the Trust has issued or will issue an additional 3,388,819 Trust Units, together with 1,694,409 Warrants. In addition, APF will assume Kinwest's incremental net debt of approximately $9.2 million, bringing the total value of the transactions to $57 million, before final adjustments.

The purchase of the shares of Kinwest was completed by way of Plan of Arrangement. Each share of Kinwest has been acquired for $3.30 per share.

Consideration for the acquisition of Kinwest shares was a maximum of $6.6 million in cash and the balance in Trust Units of the Trust. As more shareholders of Kinwest elected to receive cash than the aggregate amount of cash available a prorated amount of cash, being $2.46, and 0.082759 Trust Units and 0.041389 Warrants were issued for each shareholder electing cash. Shareholders of Kinwest who elected Trust Unit consideration were entitled to receive 0.3251 of a Trust Unit and 0.16255 of a Warrant to acquire Trust Units of the Trust for each share of Kinwest held.

In connection with the acquisition of the oil and gas interests owned by Kinwest's joint venture partner, 987687, for a purchase price of $25.35 million, the vendors of the shares of the joint venture partner have received $6.8 million in cash, 1,827,715 Trust Units of the Trust and 913,857 Warrants to acquire Trust Units of the Trust.

One Warrant will entitle the holders thereof to acquire one Trust Unit of the Trust at an exercise price of $10.65 for a period of one year from the effective date of the Plan of Arrangement.

All of the assets of Kinwest and its joint venture partner were evaluated by Gilbert Laustsen Jung Associates Ltd. in an independent report effective October 1, 2001 (the "GLJ Report").

6. Reliance on Section 118(2) of the *Securities Act*, Alberta (or similar provisions of the other jurisdictions where this report is being filed):

Not applicable.

7. Omitted Information:

Not applicable.

8. Senior Officer:

Steven G. Cloutier
President
APF Energy Management Inc.
2100, 144 – 4th Avenue S.W.
Calgary, Alberta T2P 3N4

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta on the 7th day of June, 2002.

APF ENERGY TRUST, by its Manager
APF ENERGY MANAGEMENT INC.

Per: (Signed) Steven G. Cloutier
President

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

July 22, 2002

Please reply to:
STEVE CLOUTIER
President & C.O.O.
Direct dial: (403) 213-6800
E-Mail: cloutiers@apfenergy.com

By Courier

Securities and Exchange Commission
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C. 20549

Re: APF Energy Trust (the "Company")
File No. 82-5166
<u>Exemption Pursuant to Rule 12g3-2(b)</u>

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose the following documents.

Document	**Dated**
Annual Information Form – English	May 17, 2002
Relief/Approval – French	May 21, 2002
Press Release - English	May 22, 2002
Press Release - English	May 22, 2002
Press Release - English	May 27, 2002
Interim Financial Statements – English	May 30, 2002
Confirmation of Mailing – English	May 30, 2002
Press Release – English	May 31, 2002
Qualifying Issuer Certificate – Form 45-102F2 English	June 5, 2002
Press Release – English	June 5, 2002

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped* envelope.

Very truly yours,

Steve Cloutier
President & C.O.O.

SEC MAIL PROCESSING
RECEIVED
JUL 24 2002
WASH. D.C. 155 SECTION

M:\Legal & Corporate\Regulatory\Securities Commissions\SEC - US\Exemption letter Juhne 6_02.doc

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF ENERGY TRUST ANNOUNCES $0.15 MONTHLY DISTRIBUTION

June 20, 2002

APF Energy Trust announced that its next monthly distribution will be $0.15 per trust unit. Payment will be made on July 15, 2002, to unitholders of record on June 30, 2002. The ex-distribution date is June 27, 2002. With this payment, APF has declared cumulative distributions of $10.90 per unit, since completing its IPO at $10.00 per unit in December of 1996.

APF Energy Trust is a conventional oil and gas royalty trust with production in Western Canada.

For further information, please contact:
Steve Cloutier, President & Chief Operating Officer
Alan MacDonald, Vice President, Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com

The TSX has neither approved nor disapproved of the contents of this news release.

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF ENERGY TRUST - CORRECTION

June 21, 2002

APF Energy Trust issued the following correction: the ex-distribution date for its next $0.15 monthly distribution, to be paid on July 15, 2002, is June 26, 2002, and not June 27, 2002, as previously reported.

For further information, please contact:
Steve Cloutier, President & Chief Operating Officer
Alan MacDonald, Vice President, Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF ENERGY TRUST ANNOUNCES $0.15 MONTHLY DISTRIBUTION

July 22, 2002

APF Energy Trust announced that its next monthly distribution will be $0.15 per trust unit. Payment will be made on July 15, 2002, to unitholders of record on July 31, 2002. The ex-distribution date is July 29, 2002. With this payment, APF has declared cumulative distributions of $11.05 per unit, since completing its IPO at $10.00 per unit in December of 1996.

APF Energy Trust is a conventional oil and gas royalty trust with production in Western Canada.

For further information, please contact:
Steve Cloutier, President & Chief Operating Officer
Alan MacDonald, Vice President, Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF ENERGY TRUST - CORRECTION

July 22, 2002

APF Energy Trust issued the following correction: the payment date for its next $0.15 monthly distribution, should read to be paid on August 15, 2002, and not July 15, 2002, as previously reported.

For further information, please contact:
Steve Cloutier, President & Chief Operating Officer
Alan MacDonald, Vice President, Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com